UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

                         Platronics, Inc.
                        (Name of Issuer)

                  Common Stock ($ .10 Par Value)
                  (Title of Class of Securities)

                           727652109
                        (CUSIP Number)

David W. Swartz, Esquire Stevens & Lee, 111 North Sixth Street,
        Reading, Pennsylvania  19603      610-478-2000)
   (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                         June 1, 2000
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         SCHEDULE 13D

CUSIP NO. 727652109
1.     Sheridan Printing Company, Inc.
        IRS Identification No.:  22-1631052
2.     Check the appropriate box is a member of a group*(a) [ ]
                                                        (b) [ ]
3.     SEC use only

4.     Source of Funds*
              Not applicable

5.     Check box if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)                              [ ]

6.     Citizenship or place of organization
New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With

7.     Sole Voting Power
              0

8.     Shared Voting Power
              0

9.     Sole Dispositive Power
              0

10.     Shared Dispositive Power
              0

11.     Aggregate amount beneficially owned by each reporting
person
              0

12.     Check box if the aggregate amount in row (11) excludes
certain shares*                            [ ]

13.     Percent of class represented by amount in row (11)
              0%

14.     Type of reporting person*
              CO



SCHEDULE 13D

ITEMS 1, 2 and 6.

Reference is made to Items 1, 2 and 6 as set forth in the
Schedule 13D of the Reporting Person dated July 22, 1997, which
Items are incorporated herein by reference.

Item 3.  Source and Amount of Fund or Other Consideration.

Not Applicable.

Item 4.  Purpose of Transaction.

On June 1, 2000, Sheridan disposed of all of the 331,000 shares of common stock of Platronics then beneficially owned by Sheridan at a price of $1.25 per share and, accordingly, as of June 1, 2000, Sheridan no longer owns an equity interest in Platronics. Sheridan has no present plans to acquire any additional equity securities of Platronics. As a result of the termination of its equity interest in Platronics, Sheridan also has no present plans or proposals that would result in any change in the Board of Directors or management of Platronics, any extraordinary corporate transaction involving Platronics, or any other change in the business, charter or corporate structure of Platronics.

Item 5.  Interest in Securities of the Issuer.

(a)     On June 1, 2000, Sheridan disposed of all of the
331,000 shares of common stock of Platronics then beneficially owned by Sheridian at a price of $1.25 per share and, accordingly, as of June 1, 2000, Sheridan no longer owns an equity interest in Platronics.

(b)     Not applicable.

(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

Item 7.  Material to Be Filed as Exhibits.

None.



                          Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2000                    SHERIDAN PRINTING COMPANY, INC.

                                By  /s/ James E. Sheridan
                                  James E. Sheridan,
                                  Chief Executive Officer